Filed pursuant to Rule 433

Registration Statement No. 333-192805

Republic of the Philippines

January 6, 2015

MANILA, PHILIPPINES

Global Bond Offering

The Republic of the Philippines (the “Republic”) announced today the commencement of a global offering for cash (the “New Bond Offering”) of its global bonds, to be denominated in U.S. Dollars, due 2040 (the “New Bonds”). Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman Sachs (Asia) L.L.C., The Hongkong and Shanghai Banking Corporation Limited, J.P. Morgan Securities LLC, Morgan Stanley & Co. International plc, Standard Chartered Bank and UBS AG, Hong Kong Branch will act as Joint Lead Managers for the New Bond Offering. The settlement of the New Bond Offering is expected to occur on January 20, 2015.

The New Bond Offering is being made only by means of a preliminary prospectus supplement and accompanying base prospectus under the Republic’s registration statement filed with the United States Securities and Exchange Commission under the Securities Act of 1933. Copies of the preliminary prospectus supplement and prospectus for the New Bond Offering may be obtained by contacting: Citi toll-free at 1-877-858-5407, Credit Suisse toll-free at 1-800-221-1037, Deutsche Bank toll-free at 1-800-503-4611, Goldman Sachs toll-free at 1-866-471-2526, HSBC toll-free at 1-866-811-8049, J.P. Morgan toll-free at 1-866-846-2874, Morgan Stanley toll-free at 1-866-718-1649, SCB toll-free at 1-800-778-2777 or UBS AG toll-free at 1-877-827-6444 ext 561-3884. Application will be made to have the New Bonds listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Invitation for Offers

The Republic also announced today that it has issued an invitation to holders of the global bonds specified below (the “Bonds”) to submit offers to sell the Bonds (“Offers”) for cash in an Aggregate Purchase Price Amount (as defined below) determined by the Republic in its sole discretion (the “Maximum Purchase Amount”), subject to the terms and conditions contained in the Invitation for Offers, dated January 6, 2015 (the “Invitation for Offers”). The Maximum Purchase Amount excludes any Accrued Interest (as defined below). Accrued Interest will be payable in cash on January 12, 2015 (the “Settlement Date”). The invitation to submit offers to sell Bonds for cash described in the Invitation for Offers is referred to as the “Invitation.” Deutsche Bank Securities Inc. and The Hongkong and Shanghai Banking Corporation Limited (“HSBC”) will act as dealer managers (collectively, the “Dealer Managers”) and HSBC will act as billing and delivering Bank (the “Billing and Delivering Bank”) for the Invitation. The Invitation is not conditioned upon any minimum participation of any series of Bonds, but is conditioned upon, among other things, pricing of the New Bonds in an amount and on terms and conditions acceptable to the Republic, which is expected to occur at approximately 4:00 p.m., New York City time, on January 6, 2015 (5:00 a.m., Manila time, on January 7, 2015).

The submission period (the “Submission Period”) will commence at or around 8:00 p.m., New York City time, on January 5, 2015 (9:00 a.m., Manila time, on January 6, 2015) and expire at 4:00 p.m., New York City time, on January 6, 2015 (5:00 a.m., Manila time, on January 7, 2015), unless extended or earlier terminated. The settlement of the Invitation is scheduled to occur on the Settlement Date. The purchase price to be paid per U.S.$1,000 principal amount for each series of Bonds tendered and accepted pursuant to the Invitation (the “Purchase Price”) will be as specified in the table below. The “Aggregate Purchase Price Amount” as of a given time shall be the aggregate Purchase Price for all Bonds accepted for purchase up to such time. Holders will also receive an amount in cash equal to any accrued and unpaid interest on their Bonds up to (but excluding) the Settlement Date (“Accrued Interest”). Payment will be made on the Settlement Date in U.S. Dollars, as further described herein. Offers may be subject to proration. Offers made by holders who submit an Indication of Interest (as defined in the Invitation for Offers) for the New Bonds will be Preferred Offers (as defined below). Preferred Offers will be accepted before any Non-Preferred Offers (as defined in the Invitation for Offers), up to each New Requestor’s Offer Preference Amount (as defined in the Invitation for Offers).

Series	CUSIP	ISIN	Outstanding Aggregate Principal Amount as of January 5, 2015(1) (U.S.$ in millions)	Purchase Price (per U.S.$1,000 Principal Amount) (2)
8.000% Bonds due 1/15/2016 (“January 2016 Bonds”)	718286BA4	US718286BA41	505	$1,082.55
8.750% Bonds due 10/7/2016 (“October 2016 Bonds”)	718286AC1(3) Y6972CAJ6(4)	US718286AC16(3) USY6972CAJ63(4)	470	$1,145.00
9.375% Bonds due 1/18/2017 (“2017 Bonds”)	718286AQ0	US718286AQ02	797	$1,176.25
9.875% Bonds due 1/15/2019 (“January 2019 Bonds”)	718286AK3	US718286AK32	861	$1,311.25
8.375% Bonds due 6/17/2019 (“June 2019 Bonds”)	718286BE6	US718286BE62	1,238	$1,275.00
6.500% Bonds due 1/20/2020 (“2020 Bonds”)	718286BF3	US718286BF38	985	$1,207.50
4.000% Bonds due 1/15/2021 (“2021 Bonds”)	718286BK2	US718286BK23	2,076	$1,096.25
7.500% Bonds due 9/25/2024 (“September 2024 Bonds”) (5)	718286BC0	US718286BC07	578	$1,331.25
9.500% Bonds due 10/21/2024 (“October 2024 Bonds”)	718286AL1	US718286AL15	348	$1,500.00
10.625% Bonds due 3/16/2025 (“2025 Bonds”)	718286AP2	US718286AP29	1,633	$1,621.25
5.500% Bonds due 3/30/2026 (“2026 Bonds”)	718286BN6	US718286BN61	1,500	$1,205.00
9.500% Bonds due 2/2/2030 (“2030 Bonds”)	718286AY3	US718286AY36	2,000	$1,645.00
7.750% Bonds due 1/14/2031 (“2031 Bonds”)	718286BB2	US718286BB24	2,385	$1,467.50
6.375% Bonds due 1/15/2032 (“2032 Bonds”)	718286BD8	US718286BD89	1,500	$1,330.00
6.375% Bonds due 10/23/2034 (“2034 Bonds”)	718286BG1	US718286BG11	2,847	$1,357.50

1.	Outstanding principal amount includes amounts held by the Republic.
2.	Purchase Price amount excludes any accrued and unpaid interest on the Bonds up to (but excluding) the Settlement Date that is payable to the holders.
3.	CUSIP number and ISIN corresponding to restricted global bonds of this series.
4.	CUSIP number and ISIN corresponding to Regulation S global bonds of this series.
5.	Payment of the principal amount of this series of Bonds is due in three equal installments on September 26, 2022, September 25, 2023 and September 25, 2024.

During the Submission Period, a holder of Bonds may submit Offers through either of the Dealer Managers only. Holders will NOT be able to submit Offers through Euroclear Bank S.A./N.V. (“Euroclear”), Clearstream Banking, société anonyme (“Clearstream”) or the Depository Trust Company (“DTC”). The Billing and Delivering Bank will consolidate all Offers and accept Bonds for purchase as instructed by the Republic, subject to the sole discretion of the Republic and to proration described in the Invitation for Offers, at or around 2:00 a.m., New York City time, on January 7, 2015 (3:00 p.m., Manila time, on January 7, 2015) or as soon as possible thereafter. Each of the Republic and the Dealer Managers reserves the right, in the sole discretion of each of them, not to accept any Offers for any reason. The Submission Period is subject to the Republic’s right, in its sole discretion and subject to applicable law, to terminate, withdraw or amend the Invitation at any time. Preferred Offers must be of at least U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof. Non-Preferred Offers must be in the permitted offer amounts set forth in the table below:

Bonds	Minimum Denomination
January 2016 Bonds	U.S.$100,000 and integral multiples of $1,000 in excess thereof.
October 2016 Bonds	U.S.$1,000 and integral multiples thereof.
2017 Bonds	U.S.$1,000 and integral multiples thereof.
January 2019 Bonds	U.S.$1,000 and integral multiples thereof.
June 2019 Bonds	U.S.$100,000 and integral multiples of $1,000 in excess thereof.
2020 Bonds	U.S.$100,000 and integral multiples of $1,000 in excess thereof.
2021 Bonds	U.S.$100,000 and integral multiples of $1,000 in excess thereof.
September 2024 Bonds	U.S.$100,000 and integral multiples of $1,000 in excess thereof.
October 2024 Bonds	U.S.$1,000 and integral multiples thereof.
2025 Bonds	U.S.$1,000 and integral multiples thereof.
2026 Bonds	U.S.$200,000 and integral multiples of $1,000 in excess thereof.
2030 Bonds	U.S.$2,000 and integral multiples of $1,000 in excess thereof.
2031 Bonds	U.S.$100,000 and integral multiples of $1,000 in excess thereof.
2032 Bonds	U.S.$100,000 and integral multiples of $1,000 in excess thereof.
2034 Bonds	U.S.$100,000 and integral multiples of $1,000 in excess thereof.

To the extent that the total Purchase Price of all Offers exceeds the Maximum Purchase Amount and proration occurs, preference will be given to Offers that are submitted before the time the underwriters of the New Bond Offering stop taking Indications of Interest for the New Bond Offering (“Preferred Offers”). Such priority will apply, for each Preferred Offer, with respect to an amount of Offers having a total Purchase Price equal to the issue price of the New Bonds multiplied by the principal amount thereof ordered by such holder. The Republic may subject each series of Bonds to different amounts of proration, in its sole discretion.

There is no letter of transmittal for the Invitation. Bonds held through DTC, must be delivered for settlement no later than 3:00 p.m., New York City time, on the Settlement Date. If you hold Bonds through Euroclear or Clearstream, the latest process you can use to deliver your Bonds is the overnight process, one day prior to the Settlement Date; you may not use the optional daylight process. Failure to deliver Bonds on time may result in the cancellation of your Offer and in you becoming liable for any damages resulting from that failure. Holders will not have withdrawal rights with respect to the Invitation. Bonds accepted for purchase will be settled on a delivery-versus-payment basis with the Billing and Delivering Bank on the Settlement Date, in accordance with customary brokerage practices for corporate fixed-income securities.

The Invitation is subject to the Republic’s right, at its sole discretion and subject to applicable law, to extend, terminate, withdraw, or amend the Invitation at any time. Each of the Republic and the Dealer Managers reserves the right, in the sole discretion of each of them, not to accept Offers for any reason.

The information in this announcement is only a summary. You may request a copy of the Invitation for Offers by contacting the Information Agent or either of the Dealer Managers at the addresses and telephone numbers set forth below, or you may download the Invitation for Offers at the Invitation website: www.dfking.com/rop. All capitalized terms used but not defined in this announcement have the respective meanings specified in the Invitation for Offers.

The Republic has filed a registration statement (including the preliminary prospectus supplement and the prospectus) with the SEC for the New Bond Offering. Before you invest, you should read the prospectus in that registration statement and other documents the Republic has filed with the SEC for more complete information about the Republic and such offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the Joint Lead Managers, the Dealer Managers or the Information Agent, as the case may be, will arrange to send you the preliminary prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified in this announcement.

This announcement is not an offer or a solicitation of offers. The Invitation is made solely by means of the Invitation for Offers. The Invitation does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction where an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

Neither this announcement nor any other documents or materials relating to the Invitation have been submitted to or will be submitted for approval or recognition to the FSMA (“Autorité des services et marches financiers / Autoriteit financiële diensten en markten”) and, accordingly, the Invitation may not be made in Belgium by way of a public offering, as defined in Articles 3, §1, 1° and 6 of the Belgian Takeover Law as amended or replaced from time to time. Accordingly, the Invitation may not be advertised and the Invitation will not be extended, and neither the Invitation nor any other documents or materials relating to the Invitation (including this announcement, any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to “qualified investors” in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account; or (ii) in any circumstances set out in Article 6, §4 of the Belgian Takeover Law. The Invitation and this announcement have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offer. Accordingly, the information contained in the Invitation and this announcement may not be used for any other purpose or disclosed to any other person in Belgium.

The Offer is only available in Canada to persons that are “accredited investors within the meaning of National Instrument 45-106 of the Canadian Securities Administrators.

This announcement is not being distributed in the context of a public offer in France and has accordingly not been submitted to the Autorité des marchés financiers for prior approval and clearance. This announcement is not to be further distributed or reproduced (in whole or in part) by the recipients.

Neither this announcement nor any other documents or materials relating to the Invitation have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations.

The Invitation is being carried out in the Republic of Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”), and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Issuers’ Regulation”). Accordingly, the Invitation is only addressed to holders of Bonds located in the Republic of Italy who are “qualified investors” (investitori qualificati) as defined pursuant to and within the meaning of Article 100 of the Financial Services Act and article 34-ter, paragraph 1, letter b) of the Issuers’ Regulation.

A holder of Bonds located in the Republic of Italy can exchange Bonds through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Bonds or the Invitation.

The Invitation is made in Switzerland to existing holders of Bonds only. Neither the Invitation for Offers nor any other document related to the Invitation constitutes a prospectus in the sense of Art. 652a or Art. 1156 of the Swiss Federal Code of Obligations.

The information contained in this document does not constitute a public offer of securities in the United Arab Emirates (“UAE”) in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the UAE, as amended), the Securities and Commodities Authority (“SCA”) Resolution No.(37) of 2012 or otherwise and is not intended to be a public offer and the information contained in this document is not intended to lead to the conclusion of any contract of whatsoever nature within the territory of the UAE. This document has not been approved by or filed with the Central Bank of the UAE or SCA. If you do not understand the contents of this document you should consult an authorised financial adviser.

The communication of this document by the Republic and any other documents or materials relating to the Invitation is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”), Article 34 of the Financial Promotion Order, or any other applicable provision or provisions, of the Financial Promotion Order, or to persons to whom it may lawfully be communicated in accordance with the Financial Promotion Order.

The Information Agent for the Invitation is:

D.F. King & Co., Inc.

E-mail: rop@dfking.com

Website: www.dfking.com/rop

In New York: 48 Wall Street, 22nd Floor New York, New York 10005 United States Telephone: +1 212 269 5550 Toll-Free (US only): (877) 361-7964 Fax: +1 212 709 3288	In London: 85 Gresham Street London EC2V 7NQ United Kingdom Telephone: +44 20 7920 9700

In Manila:

Philippines

Telephone: +632 8935 815 / 816

The Dealer Managers for the Invitation are:

Deutsche Bank Securities Inc.

Attention: Liability Management Group

60 Wall Street

New York, New York 10005

United States of America

Telephone:

+1 212 250 6801 (New York)

+44 207 545 8011 (London)

+65 6423 5342 (Singapore)

Fax: +44 113 223 6121

E-mail: liability.management@db.com

The Hongkong and Shanghai Banking
Corporation Limited

Attention: Liability Management

Level 17, HSBC Main Building

1 Queen’s Road Central

Hong Kong

Telephone:

US Toll Free: 1-888-HSBC-4LM

+852 2822 4100 (Hong Kong)

+44 207 992 6237 (London)

+1 212 525 5552 (New York)

Fax: +852 3409 1482

E-mail: liability.management@hsbcib.com

5